中国南方航空股份有限公司
CHINA SOUTHERN AIRLINES COMPANY LIMITED

(a joint stock limited company incorporated in the People's Republic of China with limited liability)

(Stock Code: 1055)

SUBSCRIPTION OF NEW A SHARES AND NEW H SHARES CONNECTED TRANSACTIONS AND RESUMPTION OF TRADING IN H SHARES

SUBSCRIPTION OF NEW A SHARES AND NEW H SHARES AND CONNECTED TRANSACTIONS

On 8 March 2010, the Board resolved to convene the EGM and the Class Meetings to approve the Board to (i) issue not more than 1,766,780,000 new A Shares to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A Share; and (ii) to issue not more than 312,500,000 new H Shares to Nan Lung (a wholly-owned subsidiary of CSAHC), at the subscription price of not less than HK$2.73 per H Share. The A Shares Subscription and the H Shares Subscription are inter-conditional with each other.

In relation to and as part of the transactions contemplated under the Subscription, on 8 March 2010, (i) CSAHC entered into the A Share Subscription Agreement with the Company, pursuant to which, CSAHC will, at the subscription price of not less than RMB5.66 per A Share, subscribe in cash for not more than 132,510,000 new A Shares; and (ii) Nan Lung entered into the H Share Subscription Agreement with the Company, pursuant to which, Nan Lung will, at the subscription price of not less than HK$2.73 per H Share, subscribe in cash for not more than 312,500,000 new H Shares.

In accordance with the Articles of Association, the Listing Rules and applicable rules and regulations in PRC, the Subscription is required to be subject to approval of the Shareholders by way of special resolutions at a general meeting and separate class meetings. CSAHC, Nan Lung and their respective associates will abstain from voting at the EGM and the Class Meetings convened for approving the Subscription.

Independently of the above approval requirements, since CSAHC is the controlling Shareholder and Nan

Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company, the subscription of new A Shares by CSAHC and new H Shares by Nan Lung constitute connected transactions of the Company under Chapter 14A of the Listing Rules and are subject to the reporting, announcement and independent shareholders' approval requirements under the Listing Rules. An Independent Board Committee comprising the independent non-executive Directors will be formed to advise Independent Shareholders on the terms of the Subscription Agreements. An independent financial adviser has been appointed to advise the Independent Board Committee and the Independent Shareholders on the same. The Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve the Subscription Agreements and the transactions pursuant thereto.

A circular containing further details of the Subscription as well as other related matters, together with notices of various Shareholders' meetings, will be issued by the Company and despatched to the Shareholders in due course.

WARNING: The Subscription is a possibility only. Completion of the same is conditional upon the fulfillment of certain conditions as mentioned below. Accordingly, the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

RESUMPTION OF TRADING IN H SHARES

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 23 February 2010. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:30 a.m. on 9 March 2010.

SUBSCRIPTION OF NEW A SHARES AND H SHARES

On 8 March 2010, the Board resolved to convene the EGM and the Class Meetings to approve and authorise, inter alia, the Board to (i) issue not more than 1,766,780,000 new A Shares (representing not more than 22.08% of the issued share capital of the Company as at the date of this announcement) to not more than 10 specific investors (subject to the maximum number as permitted by PRC laws and regulations at the time of the issuance) including CSAHC, at the same subscription price of not less than RMB5.66 per A Share by way of non-public issue, and to determine the exact number of new A Shares to be issued and the issue price of the new A Shares subject to the results of the price sounding-out process as required by CSRC; (ii) to issue not more than 312,500,000 new H Shares (representing not more than 3.91% of the issued share capital of the Company as at the date of this announcement) to Nan Lung, at the subscription price of not less than HK$2.73 per H Share by way of non-public issue, and to determine the exact number of new H Shares to be issued and the issue price of the new H Shares, for a 12-month period following the passing of such resolutions; (iii) make such appropriate and necessary amendments to the Articles of Association as they think fit to reflect such increases in the registered and issued capital of the Company and to take any other action and complete any formality required to effect the issuance of new Shares pursuant to the Subscription and the increase in the registered and issued capital of the Company, contingent on the Board resolving to issue new Shares pursuant to the Subscription.

It is currently expected that for the purpose of the subscription of A Shares, the specific investors yet to be identified (other than CSAHC) are securities investment fund management companies, securities investment companies, trust investment companies, financial companies, insurance institutional investors, Qualified Foreign Institutional Investors (including the proprietary trading accounts of or investment product accounts managed by the abovementioned investors), other domestic legal person investors and natural persons and are independent of the Company within the meaning of the Listing Rules.

The A Share Subscription and the H Share Subscription are inter-conditional with each other. If either the A Share Subscription or the H Share Subscription is not approved by CSRC, the other will also not be implemented.

As time will be required for the Board to implement the transactions contemplated under the Subscription, for example, to identify the specific investors, to negotiate with each of them the terms of the subscription and to fulfill certain PRC legal requirements, the Board believes it is reasonable to propose that the relevant shareholders' resolution for the Subscription be valid for a 12-month period. The new A Shares and the new H Shares will be issued to the specific investors (including CSAHC and Nan Lung) within 6 months from the date of respective approvals from CSRC.

SUBSCRIPTION AGREEMENTS

In relation to and as part of the transactions contemplated under the Subscription, on 8 March 2010, (i) CSAHC entered into the A Share Subscription Agreement with the Company, pursuant to which, CSAHC will, at the subscription price of not less than RMB5.66 per A Share, subscribe in cash for not more than 132,510,000 new A Shares; and (ii) Nan Lung (a wholly-owned subsidiary of CSAHC) entered into the H Share Subscription Agreement with the Company, pursuant to which, Nan Lung will, at the subscription price of not less than HK$2.73 per H Share, subscribe in cash for not more than 312,500,000 new H Shares. CSAHC and Nan Lung undertake that the aggregate amount for the subscription of the new A Shares and new H Shares contributed by them shall be not less than RMB 1.5 billion.

A Shares Subscription Agreement dated 8 March 2010

Parties

(1) The Company, as the issuer.

(2) CSAHC, as the subscriber.

Number of new A Shares subscribed for

CSAHC will subscribe for not more than 132,510,000 new A Shares. Such new A Shares represent approximately 1.66% of the existing issued share capital of the Company as the date of this announcement. Immediately after completion of the issue of new A Shares to CSAHC under the A Shares Subscription Agreement and taking into account the 4,021,150,000 A Shares CSAHC already holds, CSAHC will hold an aggregate of 4,153,660,000 A Shares, representing approximately 41.20% of the issued share capital of the Company as enlarged by the issue of the new A Shares and new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares).

Subscription price

The subscription price shall be not less than RMB5.66 per A Share. The said minimum subscription price shall be adjusted if there is any ex-right or ex-dividend event during the period from the base date (i.e. 9 March 2010) to the date of issue. Subject to the approval by the CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents, the final issue price will be determined by the Board pursuant to the authorisation granted by the shareholders in the shareholders' meeting, through negotiation with the sponsors (principal underwriters) with regard to the subscription levels and bid prices from the specific investors and the then market condition. Such

minimum subscription price will be determined according to the principle of price priority. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The subscription price offered to it will be same as the price offered to other specific investors.

The subscription price of not less than RMB5.66 per A Share was agreed after arm's length negotiations between the parties with reference to not less than the 90% of the average trading price of RMB6.28 per A Share as quoted on the Shanghai Stock Exchange for the twenty trading days immediately prior to 9 March 2010. Such minimum subscription price also represents a discount of approximately 12% as compared to the average closing price of RMB6.36 per A Share for the last 5 consecutive trading days immediately prior to the suspension of trading of A Share on 23 February 2010.

The aggregate subscription price shall be payable in cash to the designated account of the Company (within a specified period to be notified by the Company) after the Company has notified CSAHC that the conditions precedent set out below have been satisfied.

The Board considers such minimum subscription price fair and reasonable and in the interests of the Shareholders as a whole.

Conditions precedent

The completion of the A Shares Subscription Agreement is conditional upon the satisfaction of the following conditions:

(1) the approval by the General Managers Meeting of CSAHC for the subscription of the new A Shares and the approvals by the directors of Nan Lung for the H Shares Subscription have been obtained;

(2) the approvals by the Independent Shareholders by way of special resolutions at the EGM and the Class Meetings for the Subscription; and

(3) the receipt of all the licences, authorisations, permits, consents and approvals from the relevant approval authorities for the issue of new A Shares contemplated under the A Shares Subscription Agreement and the issue of new H Shares contemplated under the H Shares Subscription Agreement.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the Subscription, the Company and CSAHC shall not be bound to proceed with the transactions contemplated under the A Shares Subscription Agreement. The A Shares Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the A Shares Subscription Agreement.

Completion

The completion of the A Shares Subscription Agreement will take place when the Shanghai Securities Depository and Clearing Corporation Limited confirms that the new A Shares have been fully subscribed by CSAHC.

Transfer restrictions

CSAHC will not dispose of any of the new A Shares within a period of 36 months from the date of issue of the new A Shares.

H Shares Subscription Agreement dated 8 March 2010

Parties

(1) The Company, as the issuer.

(2) Nan Lung, a wholly-owned subsidiary of CSAHC, as the subscriber.

Number of new H Shares subscribed for

Nan Lung will subscribe for not more than 312,500,000 new H Shares. Such new H Shares represent approximately 3.90% of the existing issued share capital of the Company as the date of this announcement. Immediately after completion of the issue of new H Shares to Nan Lung under the H Shares Subscription Agreement and taking into account the 726,500,000 H Shares Nan Lung already holds (directly and indirectly), Nan Lung will directly and indirectly hold an aggregate of 1,039,000,000 H Shares, representing approximately 10.30% of the issued share capital of the Company as enlarged by the issue of the new A Shares and new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares). CSAHC will directly and indirectly hold an aggregate of 5,192,660,000 Shares, representing approximately 51.50% of the issued share capital of the Company as enlarged by the issue of the new A Shares and new H Shares under the Subscription (assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares).

Application will be made by the Company to the Stock Exchange for the granting of the listing of, and permission to deal in, all the new H Shares.

Subscription price

The subscription price shall be not less than HK$2.73 per H Share. The subscription price of not less than HK$2.73 per H Share was agreed after arm's length negotiations between the parties with reference to the average trading price of HK$2.73 per H Share as quoted on the Stock Exchange for the twenty trading days immediately prior to 9 March 2010.

The aggregate subscription price will be payable in cash to the designated account of the Company (within a specified period to be notified by the Company) after the Company has notified Nan Lung that the conditions precedent set out below have been satisfied.

The subscription price of not less than HK$2.73 per new H Share represents:

(a) a discount of approximately 8.39% to the closing price of HK$2.98 per H Share quoted on the Stock Exchange on 22 February 2010, being the date prior to the suspension of trading in the H Shares;

(b) a discount of approximately 2.50% to the average closing price of HK$2.80 per H Share as quoted on the Stock Exchange for the five trading days immediately prior to 23 February 2010, being the date of suspension of trading in the H Shares; and

(c) a premium of approximately 0.37% over the average closing price of HK$2.72 per H Share as quoted on the Stock Exchange for the ten trading days immediately prior to 23 February 2010, being the date of suspension of trading in the H Shares.

The Board considers such minimum subscription price fair and reasonable and in the interests of the Shareholders as a whole.

Conditions precedent

The completion of the H Share Subscription Agreement is conditional upon the following conditions:

(1) the approvals by the Independent Shareholders by way of special resolutions at the EGM and the Class Meetings for the Subscription have been obtained;

(2) the approvals by the directors of Nan Lung for the H Shares Subscription and the approvals by the General Managers Meeting of CSAHC for the subscription of the new A Shares have been obtained;

(3) the receipt of all the licences, authorisations, permits, consents and approvals from the relevant approval authorities for the H Shares Subscription contemplated under the H Shares Subscription Agreement and the issue of new A Shares contemplated under the A Shares Subscription Agreement; and

(4) the Listing Committee of the Stock Exchange granting approval for the listing of, and permission to deal in, the new H Shares.

In the event that the conditions set out above are not fulfilled within 12 months of the date of passing of the shareholders' resolution approving the Subscription, the Company and Nan Lung shall not be bound to proceed with the H Shares Subscription and the H Shares Subscription Agreement shall cease to be of any effect and save in respect of claims arising out of any antecedent breach of the H Shares Subscription Agreement.

Completion

The completion of the H Shares Subscription Agreement will take place when the branch share registrar of the Company in Hong Kong, Hong Kong Registrars Limited, confirms that the new H Shares have been issued to Nan Lung. The Company and Nan Lung shall attend to and complete the relevant industrial and commercial registration procedures after completion of the H Shares Subscription.

RANKING OF NEW SHARES TO BE ISSUED UNDER THE SUBSCRIPTION AND LOCK-UP PERIOD

The new A Shares to be issued pursuant to the A Shares Subscription will rank, upon issue, pari passu in all respects with the A Shares in issue at the time of issue and allotment of such new A Shares, except that (i) for the new A Shares to be issued to CSAHC, they are subject to the lock-up period of 36 months as mentioned above; and (ii) for the new A Shares to be issued to the other specific investors, they are subject to the lock-up period of 12 months

The new H Shares to be issued pursuant to the H Shares Subscription will rank, upon issue, pari passu in all respects with the H Shares in issue at the time of issue and allotment of such new H Shares.

ADJUSTMENT TO THE SUBSCRIPTION PRICE AND THE NUMBER OF NEW A SHARES AND H SHARES TO BE SUBSCRIBED

The subscription price and the number of new A Shares and H Shares to be subscribed shall be adjusted according to the following formula in case of ex-right or ex-dividend including distribution of dividend, bonus share, transfer to share capital from capital reserve or placing during the period from the date of this announcement to the date of issue of the new A Shares and H Shares.

Assuming the subscription price before the adjustment as P_0, the number of bonus Shares or Shares being issued upon transfer to share capital from capital reserve of each share as N, the number of new Shares or placing of each Share as K, the price of the new Shares or rights issue as A, distribution of dividends for each Share as D, the issue price after the adjustment as P_1 (the adjustment value are reserved up to two digits after the decimal place, and rounding the last figure, and the subscription price for A Shares shall not be less than its nominal value of RMB 1.00 per A Share and the subscription price for new H Shares shall not be less than its HK$ equivalent of its nominal value of RMB1.00 per H Share), then

Dividends distribution: $P_1 = P_0\text{-}D$;
Bonus issue or transfer to share capital from capital reserve: $P_1 = P_0/(1+N)$;
Issue of new Shares or placing: $P_1 = (P_0+AK)/(1+K)$;
Combination of the three items: $P_1 = (P_0\text{-}D+AK)/(1+N+K)$.

The said minimum subscription price for the Subscription shall be adjusted if there is any ex-right or ex-dividend event during the period from the base date (i.e. 9 March 2010) to the date of issue. Subject to the approval by the CSRC and in compliance with the applicable laws, regulations and other requirements under any other regulatory documents, the final issue price will be determined by the Board pursuant to the authorisation granted by the shareholders in the shareholders' meeting, through negotiation with the sponsors (principal underwriters) with regard to the subscription levels and bid prices from the specific investors and the then market condition. Such minimum subscription price will be determined according to the principle of price priority. CSAHC will not participate in any price auction process, and is willing to accept the result of the price bidding process. The subscription price for A Shares offered to CSAHC will be same as the price offered to other specific investors.

SHAREHOLDING STRUCTURE OF THE COMPANY

Shareholding structure of the Company as at the date of this announcement and immediately after completion of the Subscription ***(assuming a maximum of 1,766,780,000 A Shares and 312,500,000 H Shares are fully subscribed and issued and there is no further issuance of Shares)***

	CSAHC (A Shares)	Nan Lung (H Shares)	Public (A Shares)	Public (H Shares)	Total
Number of Shares held as at the date of this announcement	4,021,150,000	726,500,000*	1,500,000,000	1,755,917,000	8,003,567,000
% to the existing total issued share capital of the Company as at the date of this	50.24	9.08	18.74	21.94	100%

announcement					
Number of new H Shares and A Shares issued	132,510,000	312,500,000	1,634,270,000	-	2,079,280,000
Number of Shares held immediately after completion of the Subscription	4,153,660,000	1,039,000,000	3,134,270,000	1,755,917,000	10,082,847,000
% to the total issued share capital of the Company immediately after completion of the Subscription	41.20	10.30	31.09	17.41	100%

Note: The H Shares held by Nan Lung include 5,350,000 H Shares directly held by Asia Travel Investment Company Limited, an indirect wholly-owned subsidiaries of Nan Lung and CSAHC.

The principal business activity of the Company is that of civil aviation.

CSAHC is a state-owned enterprise established in the PRC. The principal activity of CSAHC is investment holding.

Nan Lung is a company incorporated in Hong Kong, and a direct wholly-owned subsidiary of CSAHC. Its principal activity is investment holding.

REASONS FOR AND BENEFITS OF THE SUBSCRIPTION

The Company is actively seeking ways to strengthen its capital base and lessen its debt burden from time to time. The Directors have considered alternative means for the Group to raise funds other than the Subscription, such as, debt financing. However, given the current financial condition of the Group, the Directors believe that taking up further borrowings or other bank financing would increase the Group's finance costs, and, in turn, will further deteriorate the Group's financial position. As the controlling Shareholder are willing to inject further funding to the Company, the Directors consider that it is in the interests of the Company to raise capital directly from its controlling Shareholders and other specific investors by way of non-public issue in order to enhance the capital base of the Company. The Company will be able to raise gross proceeds of not more than RMB 10.75 billion from the Subscription, if completed.

The Directors consider that the respective minimum subscription prices for A Shares and H Shares are fair and reasonable by taking into account the recent trading prices of the A Shares and the H Shares. The Board also believes that the Subscription will be beneficial to the Company as it can facilitate the Company to reasonably allocate and fully utilize their existing assets as well as leverage the complementary advantages of various resources, lighten the debt burden of the Company, and enhance the overall benefits of the Company. Having considered the above, the Directors consider the terms of the

Subscription and the Subscription Agreements are fair and reasonable and in the best interests of the Company and the Shareholders as a whole are concerned.

RECENT FUND RAISING ACTIVITIES AND USE OF PROCEEDS

Save as disclosed below, the Company has not conducted any fund raising exercise in the past 12 months preceding the date of this announcement.

Within the 12-month period immediately prior to the date of this announcement, the Company has issued 721,150,000 new A Shares and 721,150,000 new H Shares to CSAHC and Nan Lung (which were completed on 20 August 2009 and 21 August 2009 respectively), which is within the 12 months immediately prior to the date of this announcement. The total proceeds of those subscriptions were approximately RMB 3 billion, which have been fully used as intended to repay the principals of the bank loans of the Company as previously disclosed.

Assuming the respective parties will subscribe for the maximum number of new A Shares and new H Shares at the respective minimum subscription prices under the Subscription, the total proceeds of the Subscriptions will be not more than RMB 10.75 billion. After deduction of relevant expenses for the Subscriptions, the net total proceeds of the Subscriptions are intended to be used to repay the principals of the bank loans of the Company. The remaining proceeds (if any) after repayment of the principals of the bank loans will be used as working capital of the Company.

Details on the use of proceeds from A Shares Subscription for repayment of loans are as follows:

Serial No.	Banks	Outstanding loans		Date of Maturity
		US$	RMB	
1.	China Construction Bank, Urumqi Henan Road Sub-branch	-	1,000,000,000.00	2011/06/19
2.	The Export-Import Bank of China, Guangdong Province Branch	-	1,000,000,000.00	2011/08/28
3.	China Citic Bank, Guangzhou Airport Road Sub-branch	-	300,000,000.00	2011/09/23
4.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	-	100,000,000.00	2011/10/24
5.	Shanghai Pudong Development Bank, Guangzhou Baiyun Sub-branch	-	100,000,000.00	2011/12/28
6.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	-	500,000,000.00	2011/12/16
7.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	-	300,000,000.00	2011/12/23
8.	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	-	200,000,000.00	2012/10/12
9.	China Development Bank, Guangdong Province Branch	22,000,000.00	-	2010/10/08
10.	Bank of China, Xinjiang Uyghur Autonomous Region Branch	27,100,000.00	-	2010/10/08
11.	Bank of China, Guangdong Province Branch	200,000,000.00	-	2010/10/13
12.	China Development Bank, Guangdong Province Branch	67,000,000.00	-	2010/10/14

13.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	13,437,750.00	-	2010/10/27
14.	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	34,674,396.49	-	2010/10/27
15.	China Development Bank, Guangdong Province Branch	35,000,000.00	-	2010/12/07
16.	China Development Bank, Guangdong Province Branch	47,000,000.00	-	2010/12/20
17.	The Export-Import Bank of China, Guangdong Province Branch	-	800,000,000.00	2010/12/25
18.	Guangzhou Rural Credit Union, Huadu Credit Union	-	300,000,000.00	2010/12/26
19.	Guangzhou Rural Credit Union, Huadu Credit Union	-	200,000,000.00	2010/12/30
20.	China Development Bank, Guangdong Province Branch	35,000,000.00	-	2011/01/03
21.	China Development Bank, Guangdong Province Branch	60,000,000.00	-	2011/01/25
22.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	-	2011/02/11
23.	China Development Bank, Guangdong Province Branch	130,000,000.00	-	2011/02/23
24.	China Construction Bank, Guangzhou Konggang Sub-branch	200,000,000.00	-	2012/01/21
25.	Bank of China, Guangdong Province Branch	150,000,000.00	-	2011/12/31
	Total	**1,221,212,146.49**	**4,800,000,000.00**	-

If the proceeds being raised from the A Shares Subscription is not enough to cover all the abovementioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

Details on the use of proceeds from H Shares Subscription for repayment of loan are as follows:

Serial No.	**Bank**	**Outstanding loan (US$)**	**Date of Maturity**
1	Agricultural Bank of China, Guangzhou Dongshan Sub-branch	30,000,000.00	2010/11/2
2	China Development Bank, Guangdong Province Branch	27,000,000.00	2010/11/15
3	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/22
4	Industrial and Commercial Bank of China Limited, Guangzhou Liuhua Sub-branch	35,803,845.91	2010/11/25
5	China Development Bank, Guangdong Province Branch	18,000,000.00	2010/11/30
	Total	**128,803,845.91**	

If the proceeds being raised from the H Shares Subscription is not enough to cover all the above-mentioned loans, the loans shall be repaid in priority as stated above, any difference will be settled by the Company by other means. The remaining proceeds (if any) after repayment of all the abovementioned loans will be used as working capital of the Company.

GENERAL INFORMATION

The issue of new A Shares and H Shares pursuant to the Subscription will constitute a variation of class rights of the holders of A Shares and the holders of H Shares under the Articles of Association. Pursuant to the Articles of Association and Rule 19A.38 of the Listing Rules, the issue of such new A Shares and H Shares is required to be subject to approvals of Shareholders by way of special resolutions at a general meeting and separate class meetings. At the EGM and the Class Meetings convened for the purpose of approving the Subscription, CSAHC, Nan Lung and their respective associates will abstain from voting.

Independently of the approval requirements mentioned above, since CSAHC is the controlling Shareholder and Nan Lung is a wholly-owned subsidiary of CSAHC, and hence they are connected persons of the Company, the issue of new A Shares to CSAHC and new H shares to Nan Lung constitute connected transactions of the Company under Chapter 14A of the Listing Rules and is subject to reporting, announcement and independent shareholders' approval requirements. Thus, an Independent Board Committee comprising the independent non-executive Directors will be formed to advise Independent Shareholders on the terms of the Subscription Agreement. An independent financial adviser will, in accordance with the Listing Rules, be appointed to advise the Independent Board Committee and the Independent Shareholders on the same. For the purpose of Chapter 14A of the Listing Rules and in respect of the Subscription, the Company will convene the EGM for the Independent Shareholders to consider and, if thought fit, to approve the Subscription pursuant thereto.

A circular containing further details of the Subscription and as well as other related matters, together with notices of various Shareholders' meetings, will be issued by the Company and despatched to the Shareholders in due course.

WARNING: The Subscription is a possibility only. Completion of the Subscription is conditional upon the fulfillment of certain conditions as mentioned above. Accordingly, the Subscription may or may not be completed and the Subscription may or may not proceed. Potential investors and Shareholders are therefore advised to exercise caution when dealing in the securities of the Company.

RESUMPTION OF TRADING IN H SHARES

At the request of the Company, trading in the H Shares on the Stock Exchange was suspended with effect from 9:30 a.m. on 23 February 2010. The Company has made an application to the Stock Exchange for the resumption of trading in its H Shares on the Stock Exchange with effect from 9:30 a.m. on 9 March 2010.

DEFINITIONS

In this announcement, unless the context otherwise requires, the following expressions have the following meanings:

"A Share(s)"	A Share(s) of RMB 1.00 each in the capital of the Company
"A Shares Subscription"	the subscription for new A Shares in the Company by CSAHC

	pursuant to the A Shares Subscription Agreement and the other specific investors
"A Shares Subscription Agreement"	the subscription agreement dated 8 March 2010 between CSAHC and the Company under which CSAHC agrees to subscribe for, and the Company agrees to issue not more than 132,510,000 new A Shares at the subscription price of not less than RMB5.66 per new A Share
"Articles of Association"	the articles of association of the Company, as amended from time to time
"associates"	has the meaning ascribed thereto under the Listing Rules
"Board"	the board of directors of the Company
"China" or "PRC"	the People's Republic of China and, for the purpose of this announcement, excludes Hong Kong, the Macau Special Administrative Region and Taiwan
"Class Meetings"	the class meeting for holders of A Shares to be held immediately after the conclusion of the EGM and the class meeting for holders of H Shares to be held immediately after the conclusion of the said class meeting of holders of A Shares
"Company"	China Southern Airlines Company Limited, a company incorporated under the laws of the PRC whose H Shares, A Shares and American Depositary Receipts are listed on the Stock Exchange, the Shanghai Stock Exchange and the New York Stock Exchange, Inc., respectively
"connected person"	has the meaning ascribed thereto under the Listing Rules
"CSAHC"	China Southern Air Holding Company, the controlling Shareholder directly and indirectly holding approximately 59.32% equity interest in the Company as at the date of this announcement
"CSRC"	China Securities Regulatory Commission
"Directors"	the directors of the Company
"EGM"	the forthcoming extraordinary general meeting of the Company to be convened and held for the purpose of, among other things, approving the Subscription
"Group"	the Company and its subsidiaries
"H Share(s)"	H Share(s) of RMB1.00 each in the capital of the Company
"H Shares Subscription"	the subscription for new H Shares by Nan Lung pursuant to the H Shares Subscription Agreement

"H Shares Subscription Agreement"	the subscription agreement dated 8 March 2010 between Nan Lung and the Company under which Nan Lung agrees to subscribe for, and the Company agrees to issue not more than 312,500,000 new H Shares at the subscription price of not less than HK$2.73 per new H Share
"Hong Kong"	the Hong Kong Special Administrative Region of the PRC
"Independent Board Committee"	the independent board committee of the Company to be formed to advise the Independent Shareholders in relation to the Subscription
"Independent Shareholders"	the Shareholders, other than CSAHC and its associates
"Listing Rules"	The Rules Governing the Listing of Securities on the Stock Exchange
"Nan Lung"	Nan Lung Holding Limited, a wholly-owned subsidiary of CSAHC
"PRC"	the People's Republic of China
"RMB"	Renminbi, the lawful currency of the PRC
"Share(s)"	share of RMB1.00 each in the capital of the Company
"Shareholder(s)"	the holders of the Shares
"Stock Exchange"	The Stock Exchange of Hong Kong Limited
"Subscription"	collectively, the H Shares Subscription and the A Shares Subscription which will be completed separately
"Subscription Agreements"	collectively, the H Shares Subscription Agreement and the A Shares Subscription Agreement

By order of the Board
China Southern Airlines Company Limited
Xie Bing and Liu Wei
Joint Company Secretaries

Guangzhou, the People's Republic of China
8 March 2010

As at the date of this announcement, the directors of the Company include Si Xian Min, Li Wen Xin, Wang Quan Hua, Liu Bao Heng, Tan Wan Geng, Zhang Zi Fang, Xu Jie Bo and Chen Zhen You as executive directors; and Wang Zhi, Sui Guang Jun, Gong Hua Zhang and Lam Kwong Yu as independent non-executive directors.